Exhibit 99.Bd.(vii)

SECOND AMENDMENT TO

INVESTMENT SUB-ADVISORY AGREEMENT

Effective January 1, 2008, the Investment Sub-Advisory Agreement between HL Investment Advisors, LLC and Wellington Management Company, LLP dated as of April 30, 2002, (the “Agreement”), is hereby amended to reflect the following amended fee schedule for the funds listed as per the attached Schedule A:

The sub-advisory fee shall be accrued daily and paid quarterly, based upon the following annual rates and upon the calculated daily net asset values of the Portfolio as follows.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed as of the 1st day of January 2008.

HL INVESTMENT ADVISORS, LLC		WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/Robert Arena	By:	/s/Jonathan M. Payson
	By: Robert Arena		By: Jonathan M. Payson
	Title: Manager and		Title: Sr. Vice President
Senior Vice President

Schedule A

Hartford Growth Opportunities HLS Fund

Net Asset Value	Annual Rate
All Assets	0.259%